(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response . . . 2.5 SEC FILE NUMBER 0-27644 CUSIP NUMBER 253921 10 0

For Period Ended: September 30, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Digital Generation Systems, Inc.

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Full Name of Registrant

_____________________________________________________________________________________________

Former Name if Applicable

750 West John Carpenter Freeway, Suite 700

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Address of Principal Executive Office (Street and Number)

Irving, Texas 75039

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City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Digital General Systems, Inc. (the “Company”) has determined that its 2002 financial statements will require an adjustment with respect to its accounting for income taxes. For the year ended December 31, 2002 the Company did not record income tax expense, because it utilized net operating loss carryforwards to offset its tax liability for federal and state income tax purposes. The Company now estimates that a non-cash provision for deferred income taxes of approximately $1.9 million should have been recorded for the year ended December 31, 2002, and that the non-cash cumulative effect of change in accounting principle should have been reduced by approximately $1.1 million. The net effect of those two adjustments would have increased basic and diluted net loss per common share by ($0.01), from ($1.79), as originally reported, to ($1.80), as adjusted. The above amounts are currently under review.

The Company does not anticipate any other changes to its 2002 financial statements. Revenues, Income from operations, and Income before income taxes are expected to remain unchanged. Furthermore, no changes are anticipated in previously reported Cash flows from operating activities, cash flows from investing activities, and Cash flows from financing activities.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Omar A. Choucair (Name)	(972) (Area Code)	581-2000 (Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Digital Generation Systems, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 14, 2003	By	/s/ OMAR A. CHOUCAIR

Omar A. Choucair Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

Last update: 10/8/2002

ATTACHMENT A

As described in Part III of this form, the Company is currently in the process of adjusting its fiscal year 2002 financial statements to record a non-cash provision for deferred income taxes. The Company estimates that a non-cash provision for deferred income taxes of approximately $1.9 million should have been recorded for the year ended December 31, 2002, and that the non-cash cumulative effect of change in accounting principle should have been reduced by approximately $1.1 million. The net effect of those two adjustments would have increased basic and diluted net loss per common share by ($0.01), from ($1.79) as originally reported, to ($1.80), as adjusted. The above amounts are currently under review.

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